Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On August 1, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE AVERAGE DAILY VOLUME TOPS 4 MILLION FOR THE FIRST TIME;

JULY IS CBOE’S BUSIEST MONTH EVER WITH RECORD VOLUME OF 87 MILLION

CHICAGO, August 1, 2007 — The Chicago Board Options Exchange (CBOE) announced today that total volume for the month was 87.2 million contracts, making July 2007 the busiest month ever at CBOE. July’s totals topped the previous monthly record, set in March 2007, of 83 million contracts and represented an increase of 64% over the July 2006 total.  In addition, four of the top ten busiest days in CBOE’s history occurred in July 2007, and July’s average daily volume of 4.15 million contracts made it the first month in Exchange history to average more than 4.0 million contracts daily.

Year-to-date, CBOE’s average daily volume is 3.5 million contracts, an increase of 31% over the same period in 2006 when volume averaged 2.7 million contracts daily.  Total volume year-to-date is more than 513 million contracts, an increase of 31% over last year when 392 million contracts had traded through the end of July.

Total equity options volume (excluding ETFs) for the month of July at CBOE rose 60% to a record 46.1 million contracts, up from 28.8 million in July 2006.  Year-to-date equity options volume at CBOE is up 24% to 278.9 million contracts.   Index and Exchange Traded Fund (ETF) volume totaled 41.1 contracts for the month, an increase of 68% over July 2006, when 24.4 million contracts traded.  Year-to-date, Index and ETF volume totaled 234.3 million contracts, an increase of 40 percent over YTD 2006.

	July 2007 Volume (21 days)	% Change vs July 2006 (20 days)	% Change vs June 2007 (21 days)	Year-To-Date Volume (145 days)	% Change vs 2006 (145 days)
Industry Total	265,867,612	+72%	+19%	1,525,172,387	+31%
CBOE Total	87,208,873	+64%	+17%	513,204,040	+31%
Avg Daily Vol	4,152,803	+56%	+17%	3,539,338	+31%
Equity	46,126,429	+60%	+23%	278,937,796	+24%
Index & ETF	41,082,103	+68%	+11%	234,261,921	+40%
ETF (only)	20,254,096	+76%	+15%	107,542,213	+40%
Open Interest	263,696,481	+34%	+6%	—	—

CBOE’s Market Share of 33% in July Leads Industry

In July, CBOE’s market share of total industry volume was 32.8%.  This was a decrease of about one and a half percentage points from July 2006.  Year-to-date, CBOE’s total market share of 33.7% is unchanged from the same period in 2006.

CBOE Market Share	July 2007 Market Share	% Change vs July 2006	% Change vs June 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	32.8%	-1.6%	-0.4%	33.7%	unchanged
Equity	25.6%	-1.1%	+0.2%	25.9%	-0.5%
Index & ETF (multiple listings only)	36.4%	-3.5%	+0.4%	39.4% (last 12 months)	-0.1%

New Volume Records for Total Volume, Equities and VIX Options Set In July

New Monthly Volume Records:

Total Volume:  87,208,873 contracts.  Previous record:  82,963,812 in March 2007.

Average Daily Volume:  4,152,803 contracts.  Previous record:  3,771,082 in March 2007.

Equity Volume:  46,126,429 contracts.  Previous record:  43,496,845 in May 2007.

CBOE Volatility Index (VIX) Options:  2,628,601 contracts.  Previous record:  2,000,936 in June 2007.

S&P Depositary Receipts SPDRs (SPY):  4,694,843 contracts.  Previous record:  4,337,983 in June 2007.

iShares Russell 2000 Index Fund (IWM): 7,805,201 contracts. Previous record:  7,311,583 in March 2007.

Russell 2000 Index (RUT):  869,247 contracts.  Previous record:  477,908 in May 2007.

New Single-Day Volume Records:

Total Volume:  6,951,111 on July 26, 2007.  Previous record:  6,722,060 on February 27, 2007.

Equity Options:  3,191,266 on July 20, 2007.  Previous record:  2,878,351 on January 20, 2006.

VIX Options:  325,577 on July 11, 2007.    Previous record:  277,260 on  May 16, 2007.

•                        Average daily volume in VIX options during July was 125,171 contracts, making VIX options the second most actively traded index, and the fifth most actively traded product at CBOE during the month.

•                          The top five most-actively traded index and ETF options at CBOE during July were S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), Nasdaq-100 Index Tracking Stock (QQQ), and CBOE Volatility Index (VIX).

•                          The top five most actively traded equity options during the month were Apple, Inc. (AAPL), Alcoa Inc. (AA), Research In Motion (RIMM), Yahoo! Inc. (YHOO) and Bristol Myers (BMY).

•                          CBOE released its second quarter earnings on July 17.  Net income for the three-month period ending June 30, 2007 was $18.7 million, compared to $14.2 million during the second quarter in 2006.   Revenues during the second quarter totaled $84.6 million, compared to $70.5 million for the second quarter last year. Year-to-date through the end of June, CBOE’s pre-tax profit was $62.5 million, compared to pre-tax profit of $32.0 million for the same six-month period in 2006.

•                          On July 2, CBOE and Standard & Poor’s announced that a license was granted giving Ansbacher Investment Management, Inc. the right to use the CBOE S&P 500 PutWrite Index (PUT) as the strategic basis for a new options investment vehicle. PUT is a new CBOE benchmark index that measures the performance of a hypothetical portfolio that sells S&P 500 Index (SPX) put options against collateralized cash reserves held in a money market account.

•                          July was the busiest month ever at the CBOE Futures Exchange (CFE), with volume of 121,285 contracts, an increase of 314% over July 2006. CFE launched futures on the CBOE NASDAQ-100 Volatility Index (ticker symbol VXN, futures symbol VN) and the CBOE Russell 2000 Volatility Index (ticker symbol RVX, futures symbol VR) on July 6.

•                          July volume at the CBOE Stock Exchange (CBSX) was 108,888,700 shares, up 115% over the previous month’s volume of 50,634,353.  Average daily volume at CBSX was 5.4 million shares, and a total of 195,032 trades were executed during July.   CBSX was launched on March 5, 2007.

•                          A CBOE membership, or seat, traded at a new high price of $2,650,000 on July 24. This topped the previous record of $2,600,000, which was set on July 12.  During July, eight seats traded, bringing the total number of seat sales for the year to 69.  The last sale of the month, at $2,600,000, was on July 26.

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Page 3/4  CBOE July 2007 Volume Summary

CBOE Individual Index Volume Figures For July 2007

Symbol	Product	Total Volume	% Change vs July 06	% Change vs June 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	13,563,235	+59%	+2%	10,308,506	+29%
VIX	CBOE Volatility Index (options)	2,628,601 new record	+967%	+31%	1,747,470	+106%
SPY	Standard & Poor’s Depositary Receipts (SPDRs)	4,694,843 new record	+98%	+8%	8,147,113	+107%
XSP	Mini-S&P 500 Index	102,416	-36%	-34%	844,553	-6%
OEX	S&P 100 Index (American-Style Exercise)	1,376,793	-7%	+4%	336,343	-27%
XEO	S&P 100 Index (European-Style Exercise)	187,490	-53%	-24%	108,418	-12%
DJX	Dow Jones Industrial Average	836,724	+8%	+29%	730,563	-8%
DIA	DIAMONDS Trust, Series 1	631,569	-2%	-3%	1,503,457	+34%
NDX	Nasdaq-100 Index	661,354	+15%	+20%	587,694	+16%
MNX	CBOE Mini-NDX Index (based on Nasdaq-100)	407,517	+20%	+55%	1,902,081	-7%
QQQ	Nasdaq-100 Index Tracking Stock	3,530,351	+21%	+33%	8,761,607	+27%
RUT	Russell 2000 Index	869,247 new record	+671%	+85%	2,028,828	+214%
IWM	iShares Russell 2000 Index Fund	7,805,201 new record	+87%	+8%	8,931,877	+32%
SMH	Semiconductor HOLDRs Trust	136,053	-39%	-45%	1,036,084	-2%
OIH	Oil Services HOLDRs Trust	315,710	+38%	+15%	753,510	+74%
EEM	iShares MSCI Emerging Markets Index	610,538	+287%	+14%	925,645	+337%
XLF	Financial Select SPDR	948,414	+2108%	+143%	3,822,224	+300%
XLE	Energy Select SPDR	378,341	+28%	+52%	1,288,342	-7%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:
Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

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Page 4/4  CBOE July 2007 Volume Summary

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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